SC 13G
          1



                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934






                    Scottish Annuity & Life Holdings Ltd.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                GT7885T104

                              (CUSIP Number)

                             November 4, 1999
                (Date of Event which requires filing of this statement)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. GT7885T104                                   Page 2 of 5 Pages

------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      ORBIS INVESTMENT MANAGEMENT LIMITED
------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
     (3)   SEC USE ONLY

------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Bermuda
------------------------------------------------------------------------------
NUMBER OF     (5)   SOLE VOTING POWER
                                          805,000
SHARES        ----------------------------------------------------------------

BENEFICIALLY  (6)   SHARED VOTING POWER
                                          NONE
OWNED BY      ----------------------------------------------------------------

EACH          (7)   SOLE DISPOSITIVE POWER
                                          805,000
REPORTING     ----------------------------------------------------------------

PERSON WITH   (8)   SHARED DISPOSITIVE POWER
                                          NONE
------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY
           OWNED BY EACH REPORTING PERSON
                                          805,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES*                              [X]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                          5.0%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON*
                                          IA
------------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. GT7885T104                                  Page 3 of 5 Pages

------------------------------------------------------------------------------
     (1)   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     ORBIS ASSET MANAGEMENT LIMITED
------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
------------------------------------------------------------------------------
     (3)   SEC USE ONLY

------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                          Bermuda
------------------------------------------------------------------------------
NUMBER OF     (5)   SOLE VOTING POWER
                                            97,000
SHARES        ----------------------------------------------------------------

BENEFICIALLY  (6)   SHARED VOTING POWER
                                            NONE
OWNED BY      ----------------------------------------------------------------

EACH          (7)   SOLE DISPOSITIVE POWER
                                            97,000
REPORTING     ----------------------------------------------------------------

PERSON WITH   (8)   SHARED DISPOSITIVE POWER
                                            NONE
------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                            97,000
------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES*                              [X]
------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                            0.6%
------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON*
                                            IA

------------------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. GT7885T104                                  Page 4 of 5 Pages

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934

Item 1(a)  Name of Issuer:
           Scottish Annuity & Life Holdings Ltd.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           Grand Pavilion Commercial Centre
           P.O. Box 10657 APO
           802 West Bay Road
           George Town, Grand Cayman, Cayman Islands, BWI

Item 2(a)  Name of Person(s) Filing:
           Orbis Investment Management Limited
           Orbis Asset Management Limited

Item 2(b)  Address of Principal Business Office:
           34 Bermudiana Road
           Hamilton HM11 Bermuda

Item 2(c)  Citizenship:   N/A

Item 2(d)  Title of Class of Securities:
           Common Stock

Item 2(e)  CUSIP Number:
           GT7885T104

Item 3     The person(s) filing is(are):

           If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4     Ownership

           Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

          OIML is the beneficial owner of 805,000 shares or 5.0% of the 16,046,740 shares of Common Stock of Scottish Annuity & Life Holdings Ltd. believed to be outstanding. OIML disclaims beneficial ownership of the 97,000 shares of Common Stock beneficially owned by OIAL.

CUSIP No. GT7885T104                                  Page 5 of 5 Pages

          OIAL is the beneficial owner of 97,000 shares or 0.6% of the 16,046,740 shares of Common Stock of Scottish Annuity & Life Holdings Ltd. believed to be outstanding. OIAL disclaims beneficial ownership of the 805,000 shares of Common Stock beneficially owned by OIML.

Item 5    Ownership of 5% or Less of a Class: N/A

Item 6    Ownership of More than 5% on Behalf of Another Person:

          Orbis Global Equity Fund Limited has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 805,000 shares of Common Stock beneficially owned by OIML.

          Orbis Optimal Global Fund LP has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 97,000 shares of Common Stock beneficially owned by OIAL.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company: N/A

Item 8    Identification and Classification of Members of the Group:  N/A

Item 9    Notice of Dissolution of the Group:  N/A

Item 10   Certification


          By signing below the undersigned certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:          January 11, 2000

ORBIS INVESTMENT MANAGEMENT LIMITED

BY: /s/ James J. Dorr
    General Counsel and Secretary

ORBIS ASSET MANAGEMENT LIMITED

BY: /s/ James J. Dorr
    General Counsel and Secretary